UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.0001

(Title of Class of Securities)

G21515104

(CUSIP Number)

George Chen

PW Medtech Group Limited

Building 1, No. 23 Panlong West Road

Pinggu District, Beijing

People’s Republic of China

+86 10 8478 3617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104

1.		Names of Reporting Persons. PW Medtech Group Limited
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) BK
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,321,000 ordinary shares(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,321,000 ordinary shares(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 6,321,000 ordinary shares(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 16.43%(2)
14.		Type of Reporting Person (See Instructions) CO

(1)	1,000,000 Ordinary Shares will be sold to Beachhead Holdings Limited pursuant to a share purchase agreement dated September 18, 2019. Please refer to Item 4 for a brief description of such share purchase agreement.
(2)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as provided in the Issuer’s Form 20-F filed on March 12, 2020.

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CUSIP No. G21515104

1.		Names of Reporting Persons. Cross Mark Limited
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,316,647 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,316,647 ordinary shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,316,647 ordinary shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 6.02%(1)
14.		Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as provided in the Issuer’s Form 20-F filed on March 12, 2020.

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CUSIP No. G21515104

1.		Names of Reporting Persons. Liu Yufeng
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization New Zealand
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,316,647 ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,316,647 ordinary shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,316,647 ordinary shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 6.02%(1)
14.		Type of Reporting Person (See Instructions) IN

(1)	Percentage calculated based on 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as provided in the Issuer’s Form 20-F filed on March 12, 2020.

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Introduction

This Amendment No. 5 to Schedule 13D (this “Amendment No.5”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 10, 2018, as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on August 27, 2018, the Amendment No. 2 filed under Schedule 13D/A on September 24, 2018, the Amendment No. 3 filed under Schedule 13D/A on September 19, 2019 and the Amendment No. 4 filed under Schedule 13D/A on January 24, 2020 (the “Original Schedule 13D”), by each of PW Medtech Group Limited (“PWM”), Cross Mark Limited (“Cross Mark”), and Ms. Liu Yufeng (together with PWM and Cross Mark, the “Reporting Persons”) relating to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of China Biologic Products Holdings, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”).

Except as provided herein, this Amendment No.5 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No.5 have the means ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

On March 17, 2020, PWM and Beachhead entered into an Amendment No. 1 to Share Purchase Agreement (the “SPA Amendment No. 1”), pursuant to which the PWM SPA is amended to the effect that the date (the “Long Stop Date”) on which either PWM or Beachhead can terminate the PWM SPA pursuant to its terms if closing of the transactions contemplated under the PWM SPA has not occurred by such date is extended from March 18, 2020 to June 30, 2020, and that such Long Stop Date can be further extended upon the mutual written consent of PWM and Beachhead.

References to the SPA Amendment No. 1 in this Amendment No. 5 are qualified in their entirety by reference to the SPA Amendment No. 1, a copy of which is attached hereto as Exhibit 11 incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b) See Items 11 and 13 of the cover pages to this Schedule for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof. See Items 7 through 10 of the cover pages to this Schedule for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition. In addition, because of the arrangements in the Consortium Agreement, the parties to that agreement are deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act which is deemed to beneficially own an aggregate of 26,374,631 Ordinary Shares as of the date hereof, representing approximately 68.54% of the total Ordinary Shares outstanding as of March 9, 2020 as provided in the Issuer’s Form 20-F filed on March 12, 2020. Neither the filing of this Amendment No.5 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned in the aggregate by Beachhead, Parfield, CITIC Capital, Hillhouse and Temasek and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by inserting the following paragraph before the last paragraph thereof:

The descriptions of the principal terms of the SPA Amendment No. 1 under Item 4 are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 11*	Amendment No. 1 to Share Purchase Agreement dated March 17, 2020 by and between PWM and Beachhead.

*Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2020

PW MEDTECH GROUP LIMITED

By:	/s/ Yue’e Zhang
	Name:	Yue’e Zhang
	Title:	Executive Director and Chief Executive Officer

CROSS MARK LIMITED

By	/s/ Liu Yufeng
	Name:	Liu Yufeng
	Title:	Director

LIU YUFENG

By	/s/ Liu Yufeng

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